

February 15, 2023

Daniel Flemin
Chief Financial Officer
Credo Technology Group Holding Ltd
c/o Maples Corporate Service, Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

> **Re: Credo Technology Group Holding Ltd**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Filed June 8, 2022**
> **File No. 001-41249**

Dear Daniel Flemin:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 78

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, you disclose on page 79 that revenues increased in fiscal 2022 due to an increase in IC units sold and revenues relating to AEC cables that were introduced in fiscal 2021. Please quantify the extent to which the overall change is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 80

2. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition , page 96

3. Your disclosure on page 97 indicates that your IP License Revenue consists of perpetual licenses, support and maintenance, and royalties. While you identify when revenue is recognized for customer support and royalties, you do not disclose when revenue is recognized for perpetual licenses granted. Please identify for us and disclose, pursuant to ASC 606-10-50-12, the specific performance obligations of your IP License revenue stream and when you satisfy such performance obligations. In doing so, tell us how you applied ASC 606-10-55-54 through -65B in determining your accounting treatment.

Exhibits 31.1 and 31.2, page 1

4. We note that Exhibits 31.1 and 31.2 are incomplete, as they omit paragraph 4(c) of Item 601(b)(31) of Regulation S-K. Please amend your filing to include corrected certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing